Zekelman Industries, Inc.

227 West Monroe Street, Suite 2600

Chicago, Illinois 60606

June 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zekelman Industries, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-226901

Ladies and Gentlemen:

Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act Rules”), Zekelman Industries, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto, and that such withdrawal be effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on August 17, 2018.

The Company has determined not to undertake the public offering to which the Registration Statement relates. The Registration Statement was not declared effective by the Commission, and the Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance with this matter. If you should have any questions regarding the foregoing application for withdrawal or need anything further, please do not hesitate the Company’s counsel, John Harrington of Baker & Hostetler LLP, at (216) 861-6697.

Sincerely,

/s/ Michael J. Graham

Michael J. Graham

Executive Vice President and Chief Financial Officer